Exhibit 99.2

Hello Everyone,

My name is Michael Jerch from the Acquisitions team here at Masterworks.

We are thrilled to present xGxoxdx x4x by the acclaimed artist and art market sensation, Dana Schutz.

Schutz’ market has continued to explode - boasting a 28% annual auction record price growth rate. In fact, all of the artist’s top 10 records at auction were set within the past 3 years.

Executed in 2013, this painting belongs to a series called the “God Paintings,” where Schutz explores the concept of God without relying on preconceived notions nor obvious symbolism.

So why do we like this painting? Three things:

One: This work has high upside potential with a similar sales appreciation rate of 37.7%.

Two: This work is part of her most valuable series. To date, only one of Schutz’s God Paintings has appeared at auction. That work sold for $1.7 million at Sotheby’s New York in 2021.

Three: This work featured as the title and postcard of Schutz’s 2014 solo retrospective at the Contemporary Art Museum in Montreal.

Thank you for joining us, and we look forward to introducing you to this captivating work by Dana Schutz.